UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 2.6% decrease in

September 2017 passenger traffic

•	Reductions in flights between OMA’s airports and Mexico City and natural disasters affected traffic

Monterrey, Mexico, October 6, 2017—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports decreased 2.6% in September 2017, as compared to September 2016. Domestic traffic decreased 2.8%, and international traffic decreased 1.2%.

Domestic traffic increased in Culiacán (+4.9%, +6,402 passengers) and Ciudad Juárez (+4.7%, +4,113) as a result of increased traffic on their Guadalajara routes.

Domestic traffic volumes were affected principally as a result of reductions in frequencies on flights between OMA’s airports and Mexico City, as well as the effects of Hurricane Max (in Acapulco) and the earthquakes of September 7 and 19 in central and southern Mexico. These factors reduced traffic by an estimated 54,000 passengers. These reductions were partially compensated by increased traffic on the Cancún, Toluca, Tijuana, Guadalajara, and Querétaro routes.

International traffic grew in nine airports in September, with the largest increase in Mazatlán (+29.8%; +1,992 passengers), as a result of growth on the Phoenix and Dallas routes. However, the temporary suspension of operations because of Hurricane Harvey in Houston – the principal international destination for OMA’s airports – resulted in a reduction of about 3,100 passengers, and was the principal cause of the 1.2% decrease in total international traffic.

Of total September traffic, 99.0% was commercial aviation and 1.0% was general aviation.

During the month, TAR opened the Culiacán – Hermosillo and Tampico – Guadalajara routes; VivaAerobús opened the Monterrey – Puebla route; and Aeroméxico opened the Monterrey – Los Angeles route.

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Total available seats decreased 6.8% in September 2017.

Total Passengers*

	Sep-16	Sep-17	Change %	Jan-Sep 2016	Jan-Sep 2017	Change %
Acapulco	46,112	36,061	(21.8)	542,283	522,905	(3.6)
Ciudad Juárez	87,572	91,611	4.6	815,578	881,121	8.0
Culiacán	133,077	138,649	4.2	1,239,753	1,380,036	11.3
Chihuahua	113,042	112,772	(0.2)	949,399	1,056,048	11.2
Durango	34,580	30,346	(12.2)	318,285	299,154	(6.0)
Mazatlán	60,116	60,850	1.2	710,444	739,952	4.2
Monterrey	779,429	769,292	(1.3)	6,790,418	7,257,823	6.9
Reynosa	43,694	31,726	(27.4)	415,513	376,108	(9.5)
San Luis Potosí	43,415	42,850	(1.3)	370,258	411,277	11.1
Tampico	55,185	54,013	(2.1)	536,965	532,450	(0.8)
Torreón	53,258	44,190	(17.0)	473,093	462,858	(2.2)
Zacatecas	27,169	27,198	0.1	254,375	267,803	5.3
Zihuatanejo	26,337	23,624	(10.3)	426,999	464,942	8.9
OMA Total	**1,502,986**	**1,463,182**	**(2.6)**	**13,843,363**	**14,652,477**	**5.8**

Domestic Passengers*

	Sep-16	Sep-17	Change %	Jan-Sep 2016	Jan-Sep 2017	Change %
Acapulco	44,623	34,831	(21.9)	497,932	478,184	(4.0)
Ciudad Juárez	87,224	91,337	4.7	807,823	878,847	8.8
Culiacán	130,797	137,199	4.9	1,221,755	1,355,852	11.0
Chihuahua	103,725	103,282	(0.4)	867,028	972,156	12.1
Durango	30,288	25,753	(15.0)	283,601	254,525	(10.3)
Mazatlán	53,424	52,166	(2.4)	509,028	520,772	2.3
Monterrey	674,157	669,337	(0.7)	5,857,421	6,318,844	7.9
Reynosa	43,657	31,474	(27.9)	415,077	373,552	(10.0)
San Luis Potosí	31,101	30,483	(2.0)	261,765	294,096	12.4
Tampico	52,001	50,495	(2.9)	505,013	499,811	(1.0)
Torreón	49,080	39,378	(19.8)	431,865	422,193	(2.2)
Zacatecas	17,766	17,312	(2.6)	162,615	167,568	3.0
Zihuatanejo	23,419	20,353	(13.1)	247,646	278,695	12.5
OMA Total	**1,341,262**	**1,303,400**	**(2.8)**	**12,068,569**	**12,815,095**	**6.2**

International Passengers*

	Sep-16	Sep-17	Change %	Jan-Sep 2016	Jan-Sep 2017	Change %
Acapulco	1,489	1,230	(17.4)	44,351	44,721	0.8
Ciudad Juárez	348	274	(21.3)	7,755	2,274	(70.7)
Culiacán	2,280	1,450	(36.4)	17,998	24,184	34.4
Chihuahua	9,317	9,490	1.9	82,371	83,892	1.8
Durango	4,292	4,593	7.0	34,684	44,629	28.7
Mazatlán	6,692	8,684	29.8	201,416	219,180	8.8
Monterrey	105,272	99,955	(5.1)	932,997	938,979	0.6
Reynosa	37	252	581.1	436	2,556	486.2
San Luis Potosí	12,314	12,367	0.4	108,493	117,181	8.0
Tampico	3,184	3,518	10.5	31,952	32,639	2.2
Torreón	4,178	4,812	15.2	41,228	40,665	(1.4)
Zacatecas	9,403	9,886	5.1	91,760	100,235	9.2
Zihuatanejo	2,918	3,271	12.1	179,353	186,247	3.8
OMA Total	**161,724**	**159,782**	**(1.2)**	**1,774,794**	**1,837,382**	**3.5**

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: October 6, 2017